Exhibit (e)(13)

ZOGENIX, INC.

2010 EQUITY INCENTIVE AWARD PLAN

GLOBAL RESTRICTED STOCK UNIT AWARD GRANT NOTICE AND

RESTRICTED STOCK UNIT AWARD AGREEMENT

FOR PARTICIPANTS OUTSIDE OF THE UNITED STATES

Zogenix, Inc., a Delaware corporation (the “Company”), pursuant to its 2010 Equity Incentive Award Plan (as amended, the “Plan”), hereby grants to the individual listed below (“Participant”), an award of restricted stock units (“Restricted Stock Units” or “RSUs”) with respect to the number of shares of the Company’s common stock (the “Shares”) listed below. This award for Restricted Stock Units (this “Award”) is subject to all of the terms and conditions as set forth herein and in the Global Restricted Stock Unit Award Agreement attached hereto as Exhibit A (including any additional terms and conditions for Participant’s country included in the appendix attached hereto) (the “Global Restricted Stock Unit Agreement”) and the Plan, each of which are incorporated herein by reference. Unless otherwise defined herein, the terms defined in the Plan shall have the same defined meanings in this Grant Notice and the Global Restricted Stock Unit Agreement.

Participant:

Grant Date:

Vesting Commencement Date:

Total Number of RSUs:

Distribution Schedule:	Subject to the terms of the Global Restricted Stock Unit Agreement, the RSUs shall be distributable in accordance with Section 2.1 of the Global Restricted Stock Unit Agreement.

Vesting Schedule:	[To be set forth in the individual agreement.]

By electronically accepting this document, Participant agrees to be bound by the terms and conditions of the Plan, the Global Restricted Stock Unit Agreement and this Grant Notice. Participant has reviewed the Global Restricted Stock Unit Agreement, the Plan and this Grant Notice in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Grant Notice and fully understands all provisions of this Grant Notice, the Global Restricted Stock Unit Agreement and the Plan. Participant has been provided with a copy or electronic access to a copy of the prospectus for the Plan. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan, this Grant Notice or the Global Restricted Stock Unit Agreement.

EXHIBIT A

TO THE GLOBAL RESTRICTED STOCK UNIT AWARD GRANT NOTICE

GLOBAL RESTRICTED STOCK UNIT AWARD AGREEMENT

Pursuant to the Global Restricted Stock Unit Award Grant Notice (the “Grant Notice”) to which this Global Restricted Stock Unit Award Agreement (this “Agreement”) is attached, the Company has granted to Participant the right to receive the number of RSUs set forth in the Grant Notice, subject to all of the terms and conditions set forth in this Agreement, the Grant Notice and the Plan.

ARTICLE I.

GENERAL

1.1 Defined Terms. Capitalized terms not specifically defined herein shall have the meanings specified in the Plan and the Grant Notice.

1.2 Incorporation of Terms of Plan. The Award is subject to the terms and conditions set forth in this Agreement (including any additional terms and conditions for Participant’s country set forth in the appendix attached hereto (the “Appendix”)) and the Plan, which are incorporated herein by reference. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan shall control.

ARTICLE II.

AWARD OF RESTRICTED STOCK UNITS

2.1 Award of Restricted Stock Units.

(a) Award. In consideration of Participant’s continued employment with the Company or any Subsidiary thereof and for other good and valuable consideration, the Company hereby grants to Participant the right to receive the number of RSUs set forth in the Grant Notice, subject to all of the terms and conditions set forth in this Agreement, the Grant Notice and the Plan. Prior to actual issuance of any Shares, the RSUs and the Award represent an unsecured obligation of the Company, payable only from the general assets of the Company.

(b) Vesting.

(i) Subject to the provisions contained in this Section 2.1(b), the RSUs subject to the Award shall vest in accordance with the Vesting Schedule set forth in the Grant Notice. Unless and until the RSUs have vested in accordance with the vesting schedule set forth in the Grant Notice, Participant will have no right to any distribution with respect to such RSUs.

(ii) In the event of Participant’s Termination of Service prior to the vesting of all of the RSUs, any unvested RSUs will terminate automatically without any further action by the Company and be forfeited without further notice and at no cost to the Company. For purposes of the RSUs, a Termination of Service will be deemed to have occurred as of the date Participant is no longer actively providing services to the Company or any Subsidiary (regardless of the reason for such Termination of Service and whether or not later found to be invalid or in breach of employment laws in the jurisdiction where Participant is employed or otherwise rendering services, or the terms of

Participant’s employment or other service agreement, if any). Participant’s employment or service relationship will not be extended by any notice period (e.g., Participant’s period of service will not be extended by any contractual notice period or period of “garden leave” or similar period mandated under employment laws in the jurisdiction where Participant is employed or otherwise rendering services, or the terms of Participant’s employment or other service agreement, if any). Notwithstanding the forgoing, the Administrator shall have exclusive discretion to determine when a Termination of Service has occurred for purposes of the RSUs (including when Participant is no longer considered to be actively providing services while on a leave of absence). In the event of Participant’s leave of absence, vesting of the RSUs shall be governed by the Company’s leave of absence policies, as may be amended from time to time, and in accordance with applicable laws.

(iii) Notwithstanding anything to the contrary herein or contained in any employment agreement or offer letter in effect between Participant and the Company or any Subsidiary, (A) to the extent such employment agreement or offer letter provides that the RSUs shall be eligible to vest on an accelerated basis under any employment agreement or offer letter either as a result of a Change in Control or as a result of an involuntary termination within a specified period before or after a Change in Control, the RSUs shall only be eligible for accelerated vesting under such provision in the event of an involuntary termination within the specified period following (but not before) a Change in Control, and (B) in the event the RSUs are eligible for vesting on an accelerated basis pursuant to the terms of any such employment agreement or offer letter based on an involuntary termination apart from a Change in Control or death or disability, with such accelerated vesting to be based on a period of months following the date of such termination, such accelerated vesting shall apply to the RSUs so that Participant receives vesting credit on a prorated basis for such number of months (and any annual cliff vesting that would otherwise occur during such period).

(c) Distribution of Shares. Shares of Stock shall be distributed to Participant (or in the event of Participant’s death, to his or her estate) with respect to such Participant’s vested RSUs within ten (10) days following the vesting date of the RSUs as specified in the Vesting Schedule set forth in the Grant Notice, subject to the terms and provisions of the Plan and this Agreement. All distributions shall be made by the Company in the form of whole shares of Stock. Neither the time nor form of distribution of Stock with respect to the RSUs may be changed, except as may be permitted by the Administrator in accordance with the Plan and Section 409A of the Code and the Treasury Regulations thereunder.

(d) Generally. Shares issued under the Award shall be issued to Participant or Participant’s beneficiaries, as the case may be, at the sole discretion of the Administrator, in either (i) uncertificated form, with the Shares recorded in the name of Participant in the books and records of the Company’s transfer agent with appropriate notations regarding the restrictions on transfer imposed pursuant to this Agreement; or (ii) certificate form.

2.2 Tax Withholding and Indemnity. Notwithstanding any other provision of this Agreement (including, without limitation, Section 2.1(b) hereof):

(a) Participant understands that Participant (and not the Company) shall be responsible for any Tax Liability (as defined below). Participant agrees to indemnify and keep indemnified the Company, any Parent, any Subsidiary and Participant’s employing company, if different (the “Employer” and, collectively, the “Company Group”), from and against any such Tax Liability. The Company shall not be obligated to deliver any certificate representing Shares issuable with respect to the RSUs to Participant or his or her legal representative unless and until Participant or his or her legal representative shall have paid or otherwise satisfied in full the Tax Liability resulting from the grant or vesting of the RSUs, the distribution of the Shares issuable with respect thereto, or any other taxable event related to the RSUs.

(b) To the maximum extent permitted by applicable law, the Company Group has the authority to deduct or withhold, or require Participant to remit to the Company, an amount sufficient to satisfy any Tax Liability. Participant may, and Participant authorizes the Company Group, or their respective agents, to, satisfy Participant’s obligations in regards to any Tax Liability in one or more of the forms specified below:

(i) by cash or check made payable to the Company;

(ii) by the deduction of such amount from other compensation payable to Participant;

(iii) with the consent of the Administrator, by requesting that the Company withhold a net number of vested Shares otherwise issuable pursuant to the RSUs having a then current Fair Market Value not exceeding the amount necessary to satisfy the Tax Liability of the Company and its Subsidiaries;

(iv) with the consent of the Administrator, by tendering vested shares of Stock having a then current Fair Market Value not exceeding the amount necessary to satisfy the Tax Liability of the Company and its Subsidiaries;

(v) through the delivery of a notice that Participant has placed a market sell order with a broker acceptable to the Company with respect to the Shares issuable pursuant to the RSUs then vesting and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company or its Subsidiary with respect to which the Tax Liability arises in satisfaction of such obligation; provided that payment of such proceeds is then made to the Company or the applicable Subsidiary at such time as may be required by the Administrator, but in any event not later than the settlement of such sale; or

(vi) in any combination of the foregoing.

(c) In the event Participant fails to elect to provide timely payment of all sums required pursuant to Section 2.2(a) prior to the time the Tax Liability arises pursuant to one of the permitted payment forms specified in Section 2.2(b), the Company shall have the right and option, but not the obligation, to treat such failure as an election by Participant to satisfy all or any portion of Participant’s required payment obligation pursuant to Section 2.2(b)(ii) or Section 2.2(b)(iii) above, or any combination of the foregoing as the Company may determine to be appropriate.

(d) In the event Participant’s Tax Liability will be satisfied under Section 2.2(b)(iii) above, then the Company may elect to instruct any brokerage firm determined acceptable to the Company for such purpose to sell on Participant’s behalf a whole number of shares from those Shares issuable to Participant upon settlement of the RSUs as the Company determines to be appropriate to generate cash proceeds sufficient to satisfy Participant’s Tax Liability. Participant’s acceptance of this Award constitutes Participant’s instruction and authorization to the Company and such brokerage firm to complete the transactions described above, including the transactions described in the previous sentence, as applicable. Any Shares to be sold at the Company’s direction through a broker-assisted sale will be sold on the day the Tax Liability arises (i.e., the date Stock is delivered) or as soon thereafter as practicable. The Shares may be sold as part of a block trade with other participants of the Plan in which all participants receive an average price. Participant will be responsible for all broker’s fees and other costs of sale, and Participant agrees to indemnify and hold the Company harmless from any losses, costs, damages, or expenses relating to any such sale. To the extent the proceeds of such sale exceed Participant’s Tax Liability, the Company agrees to pay such excess in cash to Participant as soon as practicable. Participant acknowledges that the Company or its designee is under no obligation to arrange for such sale at any particular price, and that the proceeds of any such sale may not be sufficient to satisfy Participant’s Tax Liability.

(e) For purposes of this Agreement, Participant’s “Tax Liability” shall mean (i) all federal, state, local and foreign withholding or other taxes applicable to Participant’s taxable income, plus (ii) if permitted under the laws of the jurisdiction in which Participant resides, any liability of the Company Group for income tax, withholding tax, wage tax, solidarity surcharge, and any other employment related taxes or social security contributions in any jurisdiction, in each case resulting from the grant or vesting of the RSUs, the distribution of the Shares issuable with respect thereto, or any other taxable event related to the RSUs. To avoid negative accounting treatment, the Company shall withhold for the Tax Liability based on the minimum applicable statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes (or such higher rate as may be determined by the Administrator, which higher rate may not exceed the maximum individual statutory tax rate in the applicable jurisdiction at the time of such withholding (or such other rate as may be required to avoid the liability classification of the Award under generally accepted accounting principles in the United States of America).

2.3 Conditions to Issuance of Shares. The Company shall not be required to issue or deliver any Shares issuable upon the vesting of the RSUs prior to the fulfillment of all of the following conditions:

(a) the admission of the Shares to listing on all stock exchanges on which such Shares are then listed;

(b) the completion of any registration or other qualification of the Shares under any state or federal law or under rulings or regulations of the U.S. Securities and Exchange Commission or other governmental regulatory body, which the Administrator shall, in its sole and absolute discretion, deem necessary and advisable;

(c) the obtaining of any approval or other clearance from any state, federal or foreign governmental agency that the Administrator shall, in its absolute discretion, determine to be necessary or advisable;

(d) the lapse of any such reasonable period of time following the date the RSUs vest as the Administrator may from time to time establish for reasons of administrative convenience, subject to Section 409A of the Code and the Treasury Regulations and other guidance issued thereunder; and

(e) the receipt by the Company of full payment of any applicable Tax Liability in accordance with Section 2.2 above by the member of the Company Group to which the applicable withholding obligation arises.

ARTICLE III.

RESTRICTIONS

3.1 Award and Interests Not Transferable. This Award, including the RSUs awarded hereunder, may not be sold, pledged, assigned or transferred in any manner other than by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a DRO, unless and until the Shares issuable pursuant to the Award have been issued, and all restrictions applicable to such Shares have lapsed. This Award and the rights and privileges conferred hereby, including the RSUs awarded hereunder, shall not be liable for the debts, contracts or engagements of Participant or his or her successors in interest and shall not be subject to disposition by transfer, alienation, anticipation, pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempted disposition thereof shall be null and void and of no effect, except to the extent that such disposition is permitted by the preceding sentence.

3.2 Rights as Stockholder.

(a) Neither Participant nor any person claiming under or through Participant shall have any of the rights or privileges of a stockholder of the Company in respect of any Shares issuable hereunder unless and until certificates representing such Shares (which may be in uncertificated form) will have been issued and recorded on the books and records of the Company or its transfer agents or registrars, and delivered to Participant (including through electronic delivery to a brokerage account). After such issuance, recordation and delivery, Participant shall have all the rights of a stockholder of the Company, including with respect to the right to vote the Shares and the right to receive any cash or share dividends or other distributions paid to or made with respect to the Shares.

(b) Participant shall enjoy rights as a stockholder until such time as Participant disposes of the Shares or the Company and/or its assignee(s) exercises the Right of First Refusal (as defined below) hereunder. Upon such exercise, Participant shall have no further rights as a holder of the Shares so purchased except the right to receive payment for the Shares so purchased in accordance with the provisions of this Agreement, and Participant shall forthwith cause the certificate(s), if any issued, evidencing the Shares so purchased to be surrendered to the Company for transfer or cancellation.

3.3 Forfeiture Provisions. Participant hereby agrees that the Administrator may provide that the Award shall terminate and any unvested RSUs shall be forfeited, if the Participant at any time prior to the vesting of the Award engages in any activity which is inimical, contrary or harmful to the interests of the Company, as determined by the Administrator, including, without limitation, any violation of any written Company policy, or the Participant’s employment is terminated for cause.

ARTICLE IV.

OTHER PROVISIONS

4.1 Adjustments. Participant acknowledges that the Award, including the vesting of the Award and the number of Shares subject to the Award, is subject to adjustment in the discretion of the Administrator upon the occurrence of certain events as provided in this Agreement and Article 10 of the Plan.

4.2 Not a Contract of Employment or other Service Relationship. Notwithstanding any other provision of this Agreement, the Grant Notice, or the Plan:

(a) neither this Agreement nor the Plan shall form part of any contract of employment between the Company Group and Participant;

(b) unless expressly so provided in Participant’s contract of employment, Participant has no right or entitlement to be granted an Award under the Plan, or any expectation that an Award might be made to Participant, whether subject to any conditions or at all;

(c) the benefit to Participant of participation in the Plan (including, in particular but not by way of limitation, any Awards held by Participant) shall not form any part of Participant’s base salary or count as Participant’s base salary for any purpose and shall not be pensionable;

(d) the rights or opportunity granted to Participant with respect to the Award shall not give Participant any rights or additional rights and if Participant ceases to be employed by the Company Group, Participant shall not be entitled to compensation for the loss of any right or benefit or prospective right or benefit under the Plan (including, in particular but not by way of limitation, any awards held by Participant which lapse or are forfeited by reason of Participant’s ceasing to be employed by the Company Group) whether by way of damages for unfair dismissal, wrongful dismissal, breach of contract or otherwise;

(e) the rights or opportunity granted to Participant with respect to the Award shall not give Participant any rights or additional rights in respect of any pension plan or arrangement which may be operated by the Company Group;

(f) Participant shall not be entitled to any compensation or damages for any loss or potential loss which Participant may suffer by reason of being unable to acquire or retain the Award or any interest in the Award in consequence of the loss or termination of Participant’s employment with the Company Group for any reason whatsoever (whether or not the termination is ultimately held to be wrongful or unfair); and

(g) by accepting the grant of the Award and not renouncing it, Participant is deemed to have agreed to the provisions of this Section 4.2.

4.3 Conformity to Securities Laws. Participant acknowledges that the Plan, the Grant Notice and this Agreement are intended to conform to the extent necessary with all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated thereunder by the U.S. Securities and Exchange Commission, including, without limitation, Rule 16b-3 under the Exchange Act. Notwithstanding anything herein to the contrary, the Plan shall be administered, and the Awards are granted, only in such a manner as to conform to such laws, rules and regulations. To the extent permitted by applicable law, the Plan and this Agreement shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.

4.4 Amendment, Suspension and Termination. To the extent permitted by the Plan, this Agreement may be wholly or partially amended or otherwise modified, suspended or terminated at any time or from time to time by the Administrator or the Board; provided, that, except as may otherwise be provided by the Plan, no amendment, modification, suspension or termination of this Agreement shall adversely affect the RSU in any material way without the prior written consent of the Participant.

4.5 Notices. Any notice to be given under the terms of this Agreement to the Company shall be addressed to the Company in care of the Secretary of the Company at the address given beneath the signature of an authorized officer of the Company on the Grant Notice, and any notice to be given to Participant shall be addressed to Participant at the address given beneath Participant’s signature on the Grant Notice. By a notice given pursuant to this Section 4.5, either party may hereafter designate a different address for notices to be given to that party. Any notice shall be deemed duly given when sent via email or when sent by certified mail (return receipt requested) and deposited (with postage prepaid) in a post office or branch post office regularly maintained by the United States Postal Service or any equivalent non-U.S. postal service.

4.6 Successors and Assigns. The Company may assign any of its rights under this Agreement to single or multiple assignees, and this Agreement shall inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer herein set forth, this Agreement shall be binding upon Participant and his or her heirs, executors, administrators, successors and assigns.

4.7 Section 409A.

(a) Notwithstanding any other provision of the Plan, this Agreement or the Grant Notice, the Plan, this Agreement and the Grant Notice shall be interpreted in accordance with, and incorporate the terms and conditions required by, Section 409A of the Code (together with any Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Grant Date, “Section 409A”). The Administrator may, in its discretion, adopt such amendments to the Plan, this Agreement or the Grant Notice or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, as the Administrator determines are necessary or appropriate to comply with the requirements of Section 409A.

(b) This Agreement is not intended to provide for any deferral of compensation subject to Section 409A of the Code, and, accordingly, the Shares issuable pursuant to the RSUs hereunder shall be distributed to Participant no later than the later of: (i) the fifteenth (15th) day of the third month following Participant’s first taxable year in which such RSUs are no longer subject to a substantial risk of forfeiture, and (ii) the fifteenth (15th) day of the third month following first taxable year of the Company in which such RSUs are no longer subject to substantial risk of forfeiture, as determined in accordance with Section 409A and any Treasury Regulations and other guidance issued thereunder.

4.8 Tax Representations. Participant has reviewed with Participant’s own tax advisors the federal, state, local and foreign tax consequences of this investment and the transactions contemplated by the Grant Notice and this Agreement. Participant is relying solely on such advisors and not on any statements or representations of the Company or any of its agents. Participant understands that Participant (and not the Company) shall be responsible for Participant’s own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

4.9 Data Protection.

(a) It shall be a term and condition for participation in the Plan that Participant explicitly and unambiguously consent to the collection, use and transfer, in electronic or other form, of a Participant’s personal “Data” (as defined below) by and among, as applicable, Company Group for the exclusive purpose of implementing, administering and managing the Participant’s participation in the

Plan. The Company Group holds certain personal information about the Participant, including, but not limited to, the Participant’s name, home address and telephone number, e-mail address, date of birth, employee identification number, NRIC or passport number or equivalent, salary, nationality, job title, any shares of Stock or directorships held in the Company, details of all options or any other entitlement to shares of Stock awarded, canceled, exercised, vested, unvested or outstanding in the Participant’s favor, for the purpose of implementing, administering and managing the Plan (“Data”). Data will be transferred to such stock plan service providers, as may be prudently selected by the Company, which are assisting the Company with the implementation, administration and management of the Plan. The recipients of the Data may be located in the United States of America or elsewhere (and, if the Participant is a resident of a member state of the European Union, may be outside the European Economic Area) and that the recipient’s country (e.g., the United States of America) may have different data privacy laws and protections than the Participant’s country. The Participant may request a list with the names and addresses of all recipients of the Data by contacting his or her local human resources representative. Each Participant hereby authorizes the Company Group and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing the Participant’s participation in the Plan. Data will be held only as long as is necessary to implement, administer and manage the Participant’s participation in the Plan. The Company will also make the Data available to public authorities where required under locally applicable law. A Participant may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case, without cost, by contacting in writing the Participant’s local human resources representative. A Participant’s refusal to provide consent or withdrawal of consent may affect the Participant’s ability to participate in the Plan. This section applies to information held, used or disclosed in any medium.

(b) If Participant resides in the UK or the European Union, the Company Group will hold, collect and otherwise process certain Data as set out in the applicable Company’s GDPR-compliant data privacy notice, which will be or has been provided to the Participant separately. All personal data will be treated in accordance with applicable data protection laws and regulations.

4.10 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan or this Agreement, if Participant is subject to Section 16 of the Exchange Act, the RSUs, the Plan and this Agreement shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, this Agreement shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

4.11 Paperless Administration. By accepting this Award, Participant hereby agrees to receive documentation related to the Award by electronic delivery, such as a system using an internet website or interactive voice response, maintained by the Company or a third party designated by the Company.

4.12 Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

4.13 Governing Law; Severability. The laws of the State of California shall govern the interpretation, validity, administration, enforcement and performance of the terms of this Agreement regardless of the law that might be applied under principles of conflicts of laws.

4.14 Appendix. Notwithstanding any provisions in this Agreement, the RSUs shall be subject to any additional terms and conditions for Participant’s country set forth in the Appendix attached hereto. Moreover, if Participant relocates to one of the countries included in the Appendix, the additional terms and conditions for such country, if any, will apply to Participant, to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. The Appendix constitutes part of this Agreement.

4.15 Imposition of Other Requirements. The Company reserves the right to impose other requirements on Participant’s participation in the Plan, on the RSUs and on any Shares acquired under the Plan, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

4.16 Insider Trading Restrictions/Market Abuse Laws. Participant acknowledges that he or she may be subject to insider trading restrictions and/or market abuse laws in applicable jurisdictions, including but not limited to the United States, Participant’s country, the broker’s country and the country or countries in which the Stock is listed, which may affect Participant’s ability, directly or indirectly, to purchase or sell, or attempt to sell or otherwise dispose of shares of Stock, rights to shares of Stock (e.g., RSUs), or rights linked to the value of shares of Stock, during such times as Participant is considered to have “inside information” regarding the Company (as defined by the laws in the applicable jurisdiction(s)). Local insider trading laws and regulations prohibit the cancellation or amendment of orders Participant placed before possessing the inside information. Furthermore, Participant understands that he or she may be prohibited from (i) disclosing the inside information to any third party, including fellow employees (other than on a “need to know” basis) and (ii) “tipping” third parties by sharing with them Company insider information, or otherwise causing third parties to buy or sell Company securities. Any restrictions under these laws or regulations are separate from and in addition to any restrictions that may apply to Participant under any applicable Company insider trading policy. Participant acknowledges that it is Participant’s responsibility to comply with any applicable restrictions, and Participant should speak to his or her personal advisor on this matter.

4.17 Foreign Asset/Account Reporting Requirements. If Participant resides in a country outside the United States, there may be certain foreign asset and/or account reporting requirements which may affect Participant’s ability to acquire or hold shares of Stock or cash received from participating in the Plan (including from any dividends paid on shares of Stock if applicable) in a brokerage account or bank outside of Participant’s country. Participant may be required to report such accounts, assets or related transactions to the tax or other authorities in Participant’s country. Participant may also be required to repatriate sale proceeds or other funds received as a result of participating in the Plan to Participant’s country within a certain time after receipt. It is Participant’s responsibility to comply with such regulations and Participant should speak to his or her personal legal advisor on this matter.

4.18 Limitation on Participant’s Rights. Participation in the Plan confers no rights or interests other than as herein provided. This Agreement creates only a contractual obligation on the part of the Company as to amounts payable and shall not be construed as creating a trust. Neither the Plan nor any underlying program, in and of itself, has any assets. Participant shall have only the rights of a general unsecured creditor of the Company with respect to amounts credited and benefits payable, if any, with respect to the RSUs.

APPENDIX TO THE ZOGENIX, INC.

2010 EQUITY INCENTIVE AWARD PLAN

GLOBAL RESTRICTED STOCK UNIT AGREEMENT

FOR PARTICIPANTS OUTSIDE OF THE UNITED STATES

This Appendix includes additional terms and conditions applicable to Participants who provide services to the Company Group in the countries identified below. These terms and conditions are in addition to those set forth in the Grant Notice and Agreement and to the extent there are any inconsistencies between these terms and conditions and those set forth in the Grant Notice or the Agreement, these terms and conditions shall prevail. Any capitalized term used in this Appendix without definition shall have the meaning ascribed to such term in the Plan, the Grant Notice or the Agreement, as applicable. This Appendix forms part of the Agreement.

If Participant is a citizen or resident of a country other than the one in which Participant is currently residing and/or working, transfers employment and/or residency to another country after the Grant Date, or is considered a resident of another country for local law purposes, the Company shall, in its discretion, determine to what extent the terms and conditions contained herein shall be applicable to Participant.

For Participant’s convenience and information, the Company has provided certain general information regarding some of the tax and/or exchange control requirements that may apply to Participant in certain of the countries identified below. Such information is current only as of August 2021, and the Company undertakes no obligation to update any such information and does not ensure that it is complete or correct. As a result, the Company strongly recommends that Participant not rely on the information in this Appendix as the only source of information relating to the consequences of Participant’s participation in the Plan because the information may be out of date at the time Participant vests in the RSUs and acquires Shares or sells Shares acquired under the Plan. The absence of any information on tax or foreign exchange requirements for any particular country should not be regarded as an indication that no such requirements apply in that country. The laws, rules and regulations of any country regarding the holding of securities may be subject to frequent change.

Participant is advised to seek appropriate professional advice as to how the relevant exchange control and tax laws in Participant’s country may apply to Participant’s individual situation.

FRANCE

1. RSUs Not Tax-Qualified. The RSUs awarded under this Agreement are not intended to qualify for special tax and social security treatment pursuant to Sections L. 225-177 to L. 225-186-1 of the French Commercial Code, as amended.

2. Language Consent. By accepting the RSUs, Participant confirms having read and understood the documents relating to the Plan, the Agreement and this Appendix, which were provided in English language. Participant accepts the terms of those documents accordingly.

En acceptant l’attribution, vous confirmez ainsi avoir lu et compris les documents relatifs à cette attribution (le Plan, le contrat et cette Annexe) qui ont été communiqués en langue anglaise. Vous acceptez les termes en connaissance de cause.

Appendix-1

3. Securities Laws. The Plan does not require a prospectus to be submitted for approval to the French Financial Market Authority (the “Autorité des marchés financiers”). Persons or entities referred to in Point 2°, Section II of Article L. 411-2 of the French Monetary and Financial Code may take part in the Plan solely for their own account, as provided in Articles D. 411-1, D. 411-2, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Monetary and Financial Code. The financial instruments purchased under the Plan cannot be distributed directly or indirectly to the public otherwise than in accordance with Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Monetary and Financial Code.

GERMANY

1. Exchange Control Information. Cross-border payments in excess of €12,500 must be reported monthly to the German Federal Bank (Bundesbank). In the event Participant makes or receives a payment in excess of this amount, he or she must report the payment to Bundesbank electronically using the “General Statistics Reporting Portal” (“Allgemeines Meldeportal Statistik”) available via Bundesbank’s website (www.bundesbank.de).

2. Foreign Asset/Account Reporting Information. If Participant’s acquisition of Shares acquired under the Plan leads to a so-called qualified participation at any point during the calendar year, Participant may need to report the acquisition when Participant files his or her tax return for the relevant year. A qualified participation is attained if (i) the value of the Shares acquired exceeds €150,000 or (ii) in the unlikely event Participant holds Stock exceeding 10% of the Company’s total Stock. However, if the Stock is listed on a recognized U.S. stock exchange and Participant owns less than 1% of the Company, this requirement will not apply to Participant.

3. Additional Tax Provisions. Each Participant who is either (a) resident for tax purposes in Germany or (b) otherwise subject to German income tax and/or social security contributions in respect of earnings received from the Company Group shall be obliged to notify their Employer of the grant, vesting or payment of RSUs. Participant understands that they may suffer adverse tax consequences as a result of the RSUs. Neither the Company nor the Employer or any Subsidiary makes any representation or undertaking regarding the treatment of any tax withholding in connection with the grant, vesting or payment of the RSUs. The Company Group does not commit and is under no obligation to structure the Plan to reduce or eliminate Participant’s tax liability. Participant represents that he or she has had the opportunity to consult with any tax consultants he or she deems advisable in connection with the Plan and that he or she is not relying on the Company or the Employer for any tax advice. Participant is relying solely on such advisors and not on any statements or representations of the Company, the Employer or any of their agents.

IRELAND

1. Director Notification Information. If Participant is a director, shadow director or secretary of an Irish affiliate and has a 1% or more shareholding interest in the Company, Participant must notify the Irish affiliate in writing upon receiving or disposing of an interest in the Company (e.g., the RSUs, shares of Stock) or upon becoming aware of the event giving rise to the notification requirement, or upon becoming a director, shadow director or secretary if such an interest exists at that time. This notification requirement also applies with respect to the interests of a spouse or minor child (whose interests will be attributed to the director, shadow director or secretary).

2. Designation of Beneficiary. Notwithstanding anything to the contrary in the Plan, if Participant is (or is deemed to be) a resident, ordinarily resident or domiciled in Ireland for the purpose of payment of taxes or exercises all of his or her employment duties in Ireland, Participant may only designate his or her estate as his or her beneficiary.

Appendix-2

ITALY

1. Plan Document Acknowledgment. By accepting the RSUs, Participant acknowledges that he or she has received a copy of the Plan, the Grant Notice, the Agreement (including this Appendix) and has reviewed the Plan and the Agreement (including this Appendix) in their entirety and fully accepts all provisions thereof. Participant further acknowledges that he or she has read and specifically and expressly approves the Grant Notice and the following provisions of the Agreement: (i) Section 2.1(a): Award ; (ii) Section 2.1(b): Vesting; (iii) Section 2.1(c): Distribution of Shares; (iv) Section 2.2: Tax Withholding and Indemnity; (v) Section 3.2: Rights as Stockholder; (vi) Section 3.3: Forfeiture Provisions; (vii) Section 4.2: Not a Contract of Employment or other Service Relationship; (viii) Section 4.11 Paperless Administration; (ix) Section 4.9: Data Privacy Information and Consent; (x) Section 4.13: Governing Law; Severability; (xi) Section 4.15: Imposition of Other Requirements; and (xii) Section 4.16: Insider Trading Restrictions/Market Abuse Laws.

2. Data Privacy. This provision supplements Section 4.9 of the Agreement to the extent it is more restrictive:

4.9 Consent to Personal Data Processing and Transfer. All personal data will be treated in accordance with applicable data protection laws and regulations. Participant understands that Data will be held only as long as is required by law or as necessary to implement, administer and manage Participant’s participation in the Plan or for compliance or financial reporting purposes. Participant understands that pursuant to art.7 of D.lgs 196/2003, Participant has rights, including but not limited to, the right to access, delete, update, request the rectification of Participant’s Data and cease the Data processing and to object, in whole or in part, on legitimate grounds, to the processing of Participant’s Data, even though they are relevant to the purpose of collection. Furthermore, Participant is aware that Participant’s Data will not be used for direct marketing purposes. In addition, the Data provided can be reviewed and questions or complaints can be addressed by contacting a local HR representative. If Participant requests that the Company cease processing Participant’s Data, Participant must do so by writing to the Company’s Stock Administration Department, [ADDRESS], U.S.A., or sending an email to [EMAIL]. If Participant requests that the Company cease processing Participant’s Data, the Company will not be able to administer this award. Accordingly, if Participant requests that the Company cease processing Participant’s Data, this Award will be cancelled when Participant’s withdrawal is received.

Furthermore, having read and understood the information given on the processing of the Data and being acquainted of the rights set forth in art. 7 of D.lgs. 196/2003, Participant expressly and specifically consent according to art. 23 of D.lgs. 196/2033, to the processing of any Data as reported in the Plan and the Agreement, and further expressly and specifically consent, according to art. 43 and art. 44 of D.lgs. 196/2003 to the transfer of the Data, even sensitive data, in foreign countries outside the European Union.

3. Foreign Asset/Account Reporting Information. Italian residents who, at any time during the fiscal year, hold foreign financial assets (e.g., cash, Shares or RSUs) which may generate income taxable in Italy are required to report such assets on their annual tax returns or on a special form if no tax return is due. The same reporting duties apply to Italian residents who are beneficial owners of the foreign financial assets pursuant to Italian money laundering provisions, even if they do not directly hold the foreign asset abroad. Participant should consult his or her personal legal advisor to ensure compliance with applicable reporting requirements. The value of financial assets held outside of Italy (including Shares acquired under the Plan) by Italian residents is subject to a foreign asset tax. The taxable amount will be the fair market value of the financial assets assessed at the end of the calendar year.

Appendix-3

JAPAN

1. Exchange Control Information. If Participant acquires shares of Stock valued at more than ¥100,000,000 in a single transaction, he or she must file a Securities Acquisition Report with the Ministry of Finance (“MOF”) through the Bank of Japan within 20 days of the receipt of shares of Stock underlying the RSUs.

2. No Registration. A right to acquire shares under the Plan will be offered in Japan by a private placement to small number of subscribers (shoninzu muke kanyu), as provided under Article 23-13, Paragraph 4 of the Financial Instruments and Exchange Law of Japan (“FIEL”), and accordingly, the filing of a securities registration statement pursuant to Article 4, Paragraph 1 of the FIEL has not been made, and the RSUs may not be assigned or transferred by Participant.

SPAIN

1. Nature of Grant. By accepting the RSUs, Participant consents to participate in the Plan and acknowledges that he or she has received a copy of the Plan. Participant understands that the Company has unilaterally, gratuitously and discretionally decided to award RSUs under the Plan to individuals who may be employees of the Company or of a Parent or Subsidiary throughout the world. This decision is a limited decision that is entered into upon the express assumption and condition that any grant will not bind the Company or any Parent or Subsidiary other than as expressly set forth in the Agreement. Consequently, Participant understands that the RSUs are awarded on the assumption and condition that the RSUs and any shares of Stock acquired under the Plan are not part of any employment or service contract (either with the Company or with any Parent or Subsidiary) and shall not be considered a mandatory benefit or salary for any purpose (including severance compensation) or any other right whatsoever. In addition, Participant understands that this grant would not be made to him or her but for the assumptions and conditions referred to above; thus, Participant acknowledges and freely accepts that, should any or all of the assumptions be mistaken or should any of the conditions not be met for any reason, then any grant of, or right to, the RSUs shall be null and void.

Further, Participant understands and agrees that, unless otherwise expressly provided for by the Company or set forth in the Plan or the Agreement, the rights under the Plan are a conditional right to shares of Stock and can be forfeited in the case of, or affected by, Participant’s Termination of Service. This will be the case, for example, even if (a) Participant is considered to be unfairly dismissed without good cause; (b) Participant is dismissed for disciplinary or objective reasons or due to a collective dismissal; (c) Participant terminates employment due to a change of work location, duties or any other employment or contractual condition; (d) Participant terminates employment due to unilateral breach of contract of the Company or its Subsidiaries and affiliates; or (e) Participant’s employment terminates for any other reason whatsoever. Consequently, upon Participant’s termination for any of the reasons set forth above, Participant may automatically lose any rights to the RSUs or to underlying shares of Stock upon vesting of the RSUs.

2. Exchange Control Information. Participant must declare the acquisition and sale of shares of Stock to the Dirección General de Comercio y Inversiones (the “DGCI”) for statistical purposes. Because Participant will not sell the shares through the use of a Spanish financial institution, Participant must make the declaration him or herself by filing a D-6 form with the DGCI. Generally, the D-6 form must be filed each January while the shares are owned; however, if the value of the shares of Stock acquired or disposed of or the amount of the sale proceeds exceeds €1,502,530 (or if Participant holds 10% or more of the share capital of the Company), the declaration must be filed within one month of the acquisition or disposition, as applicable. Further, Participant is required to declare electronically to the Bank of Spain any securities accounts (including brokerage accounts held abroad), as well as the shares held in such accounts if the value of the transactions during the prior tax year or the balances in such accounts as of December 31 of the prior tax year exceed €1,000,000.

Appendix-4

3. Securities Law Information. The RSU award described in the Agreement does not qualify under Spanish regulations as a security. No “offer of securities to the public,” as defined under Spanish law, has taken place or will take place in the Spanish territory in connection with the grant of the RSUs. The Agreement has not been, nor will it be, registered with the Comisión Nacional del Mercado de Valores, and does not constitute a public offering or prospectus.

4. Foreign Asset/Account Reporting Information. To the extent Participant holds shares and/or has bank accounts outside Spain with a value in excess of €50,000 (for each type of asset) as of December 31 each year, Participant will be required to report information on such assets on Participant’s tax return (tax form 720) for such year. After such shares and/or accounts are initially reported, the reporting obligation will apply for subsequent years only if the value of any previously-reported shares or accounts increases by more than €20,000.

UNITED KINGDOM

1. Incorporation of Terms of the Plan. This provision supplements Section 1.2 of the Agreement:

Notwithstanding anything in the Plan to the contrary, in the United Kingdom only Employees of the Company or any Parent or Subsidiaries are eligible to be granted Awards. Other persons who are not Employees are not eligible to receive Awards in the United Kingdom. This Agreement forms the rules of the employee share scheme applicable to, amongst others, the United Kingdom-based Employees of the Company and any Parent or Subsidiaries. All Awards granted to Employees of the Company or any Parent or Subsidiaries who are based in the United Kingdom will be granted on similar terms.

2. Vesting. This provision supplements Section 2.1(b) of the Agreement:

Notwithstanding anything in Section 2.1(b) of the Agreement to the Contrary, in the United Kingdom, only Employees shall be entitled to receive Awards and, with respect to an Award granted to a Participant in the United Kingdom, a Termination of Service shall mean the Participant’s termination of Employment.

3. Tax Withholding. This provision supplements Section 2.2 of the Agreement:

(a) If Participant is a resident of the United Kingdom, then Participant’s “Tax Liability” shall also include Participant’s primary national insurance contributions and, at the Company’s discretion, any secondary national insurance contributions of the Company Group. In addition, at the discretion of the Company, the Shares underlying the RSUs cannot be issued until Participant has entered into an election with the Company or Participant’s Employer, as appropriate (a “joint election”), in a form approved by the Company and Her Majesty’s Revenue & Customs (“HMRC”) under which any liability of the Company Group for the employer’s secondary national insurance contributions is transferred to and met by Participant. Participant undertakes that, upon request by the Company, Participant will join with his or her employer or such other member of the Company Group as may be appropriate in electing, pursuant to Section 431 of the Income Tax (Earnings and Pensions) Act 2003 (“ITEPA”) that, for relevant tax purposes, the market value of the Shares issued upon vesting of the RSUs on any occasion will be calculated as if the Shares were not restricted and Sections 425 to 430 (inclusive) of ITEPA are not to apply to such Shares.

Appendix-5

(b) Participant agrees that if Participant does not pay or the Employer or the Company does not withhold from Participant the full amount of all taxes applicable to the taxable income of Participant (the “Tax-Related Items”) that Participant owes due to the the grant or vesting of the RSUs, the distribution of the Shares issuable with respect thereto, or any other taxable event related to the RSUs (the “Taxable Event”) within ninety (90) days after the end of the tax year in which the Taxable Event occurred, or such other period specified in Section 222(1)(c) of the U.K. Income Tax (Earnings and Pensions) Act 2003, then the amount that should have been withheld shall constitute a loan owed by Participant to the Employer, effective ninety (90) days after the end of the tax year in which the Taxable Event occurred. Participant agrees that the loan will bear interest at the HMRC’s official rate and will be immediately due and repayable by Participant, and the Company and/or the Employer may recover it at any time thereafter by withholding the funds from salary, bonus or any other funds due to Participant by the Employer, by withholding in Shares issued upon vesting of the RSUs or from the cash proceeds from the sale of Shares or by demanding cash or a cheque from Participant. Participant also authorizes the Company to delay the issuance of any Shares to Participant unless and until the loan is repaid in full.

(c) Notwithstanding the foregoing, if Participant is a director or executive officer of the Company (within the meaning of Section 13(k) of the Exchange Act), Participant understands that the foregoing provision will not apply. Instead, any Tax-Related Items not collected or paid may constitute a benefit to Participant on which additional income tax and national insurance contributions may be payable. Participant understands that he or she will be responsible for reporting and paying any income tax due on this additional benefit directly to HMRC under the self-assessment regime and for paying to the Company and/or the Employer (as appropriate) the amount of any employee national insurance contributions due on this additional benefit, which can be recovered by any means set out in the Agreement.

Appendix-6